SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November, 2020

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated November 2, 2020 announcing the appointment of Thomas Wiesner as Chief Legal Officer.

Ferroglobe Appoints Thomas Wiesner as Chief Legal Officer

LONDON,  Nov. 2, 2020 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ:GSM) (“Ferroglobe” or the “Company”), announced that it has appointed Thomas Wiesner as Chief Legal Officer, effective immediately. In addition to his responsibilities as Chief Legal Officer, Mr. Wiesner is expected to be appointed as Secretary to the Board of Directors of the Company at our upcoming Board meeting.

Mr. Wiesner is a seasoned securities and transactional lawyer, having spent nearly a decade at Davis Polk & Wardwell LLP and Cravath, Swaine & Moore LLP. Mr. Wiesner has extensive experience leading complex commercial transactions including debt and equity offerings, liability management exercises, syndicated loans and mergers and acquisitions, and has advised numerous US-listed foreign private issuers on corporate governance and ongoing public reporting.  Mr. Wiesner holds a J.D. from the University of Michigan Law School and a B.A. from Yale University.

Mr. Wiesner’s appointment follows the Company’s strategic decision to combine the roles of Chief Legal Officer and Secretary to the Board of Directors of the Company and locate the position in its Madrid, Spain office. He replaces the Company’s London-based Chief Legal Officer, Theodore Allegaert, who has left the Company to pursue other interests while being closer to his family, and Group Company Secretary Dorcas Murray, who has left Ferroglobe to pursue another opportunity in London.

Ferroglobe’s Chief Executive Officer Marco Levi commented, “We are pleased to welcome Thomas to our senior management team. He joins us at a critical time as we continue to streamline our cost structure and will play an important role in the execution of our new corporate strategy.”  Mr. Levi added, “Thomas’s extensive experience advising US-listed foreign private issuers and expertise in financings and other commercial transactions, together with his strategic vision and business acumen will allow him to support the strategic direction of our company and provide leadership to our organization.”

Executive Chairman Javier López Madrid commented, “On behalf of the Board I would like to welcome Thomas to the team and wish him the best of luck in his new role.  Furthermore, we thank Ted and Dorcas for their vast contributions in their respective roles, and for helping us successfully navigate a number of challenges over the past few years. We sincerely appreciate their great degree of professionalism and flexibility which has ensured a smooth transition.”

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

CONTACT:

Gaurav Mehta EVP – Investor Relations
Email: investor.relations@ferroglobe.com

Cristina Feliu – Media Contacts

Communications & Public Affairs, Director

Email: corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2020
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)